Exhibit 99.1

                  Not for release in Australia, Canada or Japan

                              FOR IMMEDIATE RELEASE


      Investors:                                 Media:
      Emer Reynolds                              Anita Kawatra
      Ph:  353-1-709-4000                        Ph:  212-407-5755
           800-252-3526                               800-252-3526



           ELAN CLOSES OFFERING OF $460 MILLION IN AGGREGATE PRINCIPAL
             AMOUNT OF 6.50% CONVERTIBLE GUARANTEED NOTES DUE 2008

DUBLIN, IRELAND, NOVEMBER 10, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it has completed the offering and sale of $460 million in aggregate principal amount of 6.50% Convertible Guaranteed Notes due 2008 (the "Notes") issued by Elan Capital Corp., Ltd., a wholly-owned subsidiary of Elan, and guaranteed by Elan. The offering and sale of the Notes was made outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

The Notes, the guarantee of the Notes and the shares to be issued upon conversion of the Notes have not been and will not be registered under the Securities Act and, unless so registered, may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This release does not constitute an offer to sell or the solicitation of an offer to buy any Notes.

In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in the offering, is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial


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Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. The securities referred to in this announcement will be issued only to relevant persons. Stabilisation/FSA.

About Elan
Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Irish Stock Exchanges.